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Exhibit 12.01


                                                       NORTHERN STATES POWER COMPANY AND SUBSIDIARY COMPANIES
                                                       STATEMENT OF COMPUTATION OF
                                                       RATIO OF EARNINGS TO FIXED CHARGES





                                              1994         1993          1992          1991          1990
                                                                   (Thousands of dollars)

Earnings
  Income from continuing
  operations before accounting
  change                                     $243,475     $211,740      $160,928      $207,012      $192,971
Add
  Taxes based on income (1)
    Federal income taxes                      114,484       99,952        71,549        75,905       120,686
    State income taxes                         34,805       28,076        19,148        22,209        34,442
    Deferred income taxes-net                  (2,262)      12,256         5,185        26,506       (31,794)
    Investment tax credit
    adjustment - net                          (13,979)      (9,544)       (9,708)       (9,189)      (10,048)
    Foreign income taxes                          219
  Fixed charges                               115,083      113,562       109,888       110,146       111,826
Deduct
  Undistributed equity in earnings of
    unconsolidated investees                   27,427        1,142         1,006             0         1,876
       Earnings                              $464,398     $454,900      $355,984      $432,589      $416,207


Fixed charges
  Interest charges per
    statement of income                      $115,083     $113,562      $109,888      $110,146      $111,826


Ratio of earnings to fixed
  charges                                         4.0          4.0           3.2           3.9           3.7




(1) Includes income taxes included in Other Income and Deductions - Net.
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